UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7-B)*

GENERAL COMMUNICATION, INC.
(Name of Issuer)

Class B Common Stock
(Title of Class of Securities)

369385 20 8
(CUSIP Number)

John M. Lowber
Senior Vice President, Chief Financial Officer,
Secretary and Treasurer
2550 Denali Street, Suite 1000
Anchorage, Alaska 99503
(907) 868-5600
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: □.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369385 20 8

(1)           Names of Reporting Persons: Ronald A. Duncan
I.R.S. Identification No. of Above Persons (entities only).

(2)           Check the Appropriate Box if a Member of a Group (See Instructions)  (a)  □ (b)  ☑

(3)           SEC Use Only

(4)           Source of Funds (See Instructions)  PF, OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

(6)           Citizenship or Place of Organization  United States of America
Number of Shares Beneficially Owned by Each Reporting Person With (1)	(7)	Sole Voting Power	661,863 (2)
	(8)	Shared Voting Power	0
	(9)	Sole Dispositive Power	661,863
	(10)	Shared Dispositive Power	0

(11)           Aggregate Amount Beneficially Owned by Each Reporting Person
661,863 (3)

(12)           Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) ☑

(13)           Percent of Class Represented by Amount in Row (11)  20.8% (3), (4)

(14)           Type of Reporting Person (See Instructions)  IN
-----------------------------------------------
(1)           As of November 5, 2010 (the “Event Date”).

(2)           Each share of Class B Common Stock entitles the holder to ten votes in a matter submitted to the shareholders for a vote.

(3)           Includes the following: (a) 6,219 shares of Class B Common Stock allocated to Mr. Duncan under the Issuer’s GCI 401(k) Plan, formerly known as the Stock Purchase Plan (the “401(k) Plan”); and (b) 655,644 shares of Class B Common Stock to which Mr. Duncan has a pecuniary interest (and for which 291,751 shares of Class B Common Stock are pledged as security).  Does not include the following: (a) 8,242 shares of Class B Common Stock held by the Amanda Miller Trust, with respect to which Mr. Duncan disclaims beneficial ownership; or (b) 27,020 shares of Class B Common Stock held by Dani Bowman, Mr. Duncan’s wife, of which Mr. Duncan disclaims beneficial ownership.

(4)           Based on 3,181,582 shares of Class B Common Stock outstanding (as provided by the Issuer) as of the Event Date.

This Amendment No. 7-B (this “Seventh Amendment”) hereby amends and supplements, but is not a complete restatement of, the Schedule 13D filed on behalf of Ronald A. Duncan (“Mr. Duncan”) with the United States Securities and Exchange Commission (the “Commission”) as a result of an event on May 1, 1988, as amended by Amendment No. 1-B filed with the Commission as a result of an event on January 1, 1989, Amendment No. 2-B filed with the Commission as a result of an event on January 6, 1992, Amendment No. 3-B filed with the Commission as a result of an event on May 28, 1992, Amendment No. 4-B filed with the Commission on November 14, 1996, Amendment No. 5-B filed with the Commission on October 6, 1997, and Amendment No. 6-B (the “Sixth Amendment”) filed with the Commission on November 25, 1998 (the Schedule 13D, with all amendments other than this Seventh Amendment, the “Schedule 13D”).  Capitalized terms used but not defined in this Seventh Amendment carry the meanings given to them in the Sixth Amendment.  This Seventh Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.

The Schedule 13D is supplemented and amended as follows:

Item 1.                                Security and Issuer.

The text of Item 1 of the Schedule 13D is amended and restated in its entirety to read as follows:

The class of securities to which this Schedule 13D relates is the Class B Common Stock, no par value per share (the “Class B Common Stock”), of General Communication, Inc. (the “Issuer”).  The Issuer’s principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

Item 2.                                Identity and Background.

There are no revisions to Item 2 except that the text of Item 2(c) of the Schedule 13D is amended and restated to read in its entirety as follows:

(c)           Present principal occupation:  President of General Communication, Inc., 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

Item 3.                                Source and Amount of Funds or Other Consideration

The text of Item 3 of the Schedule 13D is amended and supplemented to include the following at the end of such Item 3:

The transactions reported by Mr. Duncan in this Schedule 13D after October 30, 1998 result from the acquisition of 201,893 shares of Class B Common Stock in exchange for 201,893 shares of Class A Common Stock pursuant to the Share Exchange Agreement (as defined below), the application of funds in the 401(k) Plan to acquire shares of Class B Common Stock, the disposition of shares of Class B Common Stock held by the Issuer for the benefit of Mr. Duncan in the 401(k) Plan, the termination of the Voting Agreement, and a decrease in the number of shares of Class B Common Stock outstanding as of a certain reporting date.

Some of the shares of Class B Common Stock are held by Mr. Duncan in margin accounts.  Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the purchase of such shares.

Item 4.                                Purpose of Transaction

The text after the first paragraph of Item 4 of the Sixth Amendment is amended and restated in its entirety to include the following:

Pursuant to Number 11 in the Cover Page of the Sixth Amendment, Mr. Duncan reported that, as of October 30, 1998, he beneficially owned an aggregate amount of 11,807,925 shares of Class B Common Stock.  This amount included shares of Class A Common Stock, no par value  per share, of the Issuer (the “Class A Common Stock”) for which Mr. Duncan reported beneficial ownership, as well as shares of Class A Common Stock held by each of Robert M. Walp (“Mr. Walp”) and MCI which Mr. Duncan was deemed to beneficially own as a result of the Voting Agreement.  The Sixth Amendment should not have included Class A Common Stock in the beneficial ownership calculations because shares of Class A Common Stock are not convertible into shares of Class B Common Stock.

This aggregate amount should have included 459,995 shares of Class B Common Stock beneficially owned by Mr. Duncan, consisting of the following: (1) 453,751 shares to which Mr. Duncan had a pecuniary interest and which were subject to the Voting Agreement; and (2) 6,244 shares allocated to Mr. Duncan in the 401(k) Plan. The Sixth Amendment incorrectly reported that Mr. Duncan beneficially owned 8,242 shares held by the Amanda Miller Trust, where Ms. Miller is the daughter of Mr. Duncan’s spouse, Dani Bowman, and the beneficiary of the trust.  Mr. Duncan disclaimed beneficial ownership of such shares as of October 30, 1998.  These 459,995 shares also did not include shares held by Ms. Bowman individually, to which shares Mr. Duncan disavowed any interest.

This aggregate amount should have also included 1,576,840 shares of Class B Common Stock that were owned by the other parties to the Voting Group as follows:  (1) to the best knowledge and belief of Mr. Duncan, 301,049 shares of Class B Common Stock were owned by Mr. Walp and subject to the Voting Agreement (with an additional 2,408 shares of Class B Common Stock allocated to Mr. Walp in the 401(k) Plan but not subject to the Voting Agreement); and (2) to the best knowledge and belief of Mr. Duncan, 1,275,791 shares were owned by MCI and subject to the Voting Agreement.

Mr. Duncan disavowed any pecuniary interest in any shares owned by Mr. Walp or MCI.   Further, Mr. Duncan expressly declares that the filing of the Schedule 13D or this Seventh Amendment shall not be construed as an admission that he ever was, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Schedule 13D or this Seventh Amendment other than those shares of Class B Common Stock in which he had or has a pecuniary interest.

For the reasons described in the preceding paragraphs, as of October 30, 1998, Mr. Duncan actually beneficially owned an aggregate amount of 2,036,835 shares of Class B Common Stock, which represented 50.1% of all outstanding shares of Class B Common Stock, based on the number of shares of Class B Common Stock outstanding as reported in the Definitive Proxy Statement filed by the Issuer with the Commissioner on May 1, 1998.

From October 30, 1998 through April 12, 2000 (the record date set forth in the Definitive Proxy Statement filed by the Issuer with the Commission on May 10, 2000), an additional 10 shares of Class B Common Stock were acquired and allocated to Mr. Duncan in the 401(k) Plan.  No other changes occurred to the number of shares of Class B Common Stock held by Mr. Duncan, Mr. Walp or MCI during this period.  As a result, as of April 12, 2000, Mr. Duncan beneficially owned 460,005 shares of Class B Common Stock (of which 6,254 were allocated to Mr. Duncan in the 401(k) Plan).  Together with Mr. Walp and MCI, Mr. Duncan beneficially owned an aggregate of 2,036,845 shares of Class B Common Stock together with Mr. Walp and MCI, which represented 52.1% of all outstanding Class B Common Stock, based on the number of shares of Class B Common Stock outstanding as reported in the Definitive Proxy Statement filed by the Issuer with the Commission on May 10, 2000.

From April 12, 2000 through April 10, 2002 (the record date set forth in the Definitive Proxy Statement filed by the Issuer with the Commission on April 30, 2002), an additional 16 shares of Class B Common Stock were acquired and allocated to Mr. Duncan in the 401(k) Plan.  No other changes occurred to the number of shares of Class B Common Stock beneficially owned by Mr. Duncan during this period.  In addition, the Voting Agreement expired no later than June 7, 2001 (i.e., the date of the 2001 Annual Shareholders’ Meeting of the Issuer) and, upon expiration, Mr. Duncan was no longer deemed to beneficially own the shares that were owned by Mr. Walp or MCI and were subject to the Voting Agreement.  As a result, as of April 10, 2002, Mr. Duncan beneficially owned 460,021 shares of Class B Common Stock (of which 6,270 were allocated to Mr. Duncan in the 401(k) Plan), which represented 11.8% of all outstanding Class B Common Stock, based on the number of shares of Class B Common Stock outstanding as reported in the Definitive Proxy Statement filed by the Issuer with the Commission on April 30, 2002.

From April 10, 2002 through April 28, 2006 (the record date set forth in the Definitive Proxy Statement filed by the Issuer with the Commission on May 16, 2006), no changes occurred to the beneficial ownership of Class B Common Stock held by Mr. Duncan.  However, as a result of the conversion of shares of Class B Common Stock into shares of Class A Common Stock and other transactions, the number of outstanding shares of Class B Common Stock was reduced from 3,882,054 on April 10, 2002 to 3,381,564 on April 28, 2006.  As a result, as of April 28, 2006, Mr. Duncan beneficially owned 460,021 shares of Class B Common Stock (of which 6,270 were allocated to Mr. Duncan in the 401(k) Plan), which represented 13.6% of all outstanding Class B Common Stock, based on the number of shares of Class B Common Stock outstanding as reported in the Definitive Proxy Statement filed by the Issuer with the Commission on May 16, 2006.

From April 28, 2006 through May 3, 2010 (the record date set forth in the Definitive Proxy Statement filed by the Issuer with the Commission on May 19, 2010), the 401(k) Plan sold an aggregate of 51 shares of Class B Common Stock in 2 transactions for the benefit of Mr. Duncan.  No other changes occurred to the number of shares of Class B Common Stock beneficially owned by Mr. Duncan during this period.  As a result, as of May 3, 2010, Mr. Duncan beneficially owned 459,970 shares of Class B Common Stock (of which 6,219 shares were allocated to Mr. Duncan in the 401(k) Plan), which represented 14.4% of all outstanding Class B Common Stock, based on the number of shares of Class B Common Stock outstanding as reported in the Definitive Proxy Statement filed by the Issuer with the Commission on May 19, 2010 (the “2010 Proxy”).

Lastly, on the Event Date, Mr. Duncan entered into an oral agreement with Mr. Walp pursuant to which Mr. Duncan conveyed 201,893 shares of Class A Common Stock to Mr. Walp in exchange for 201,893 shares of Class B Common Stock from Mr. Walp (the “Share Exchange Agreement”).  As a result, as of the Event Date, Mr. Duncan beneficially owns 661,863 shares of Class B Common Stock (of which 6,219 shares are allocated to Mr. Duncan in the 401(k) Plan), which represents 20.8% of all outstanding Class B Common Stock, based on 3,181,582 shares of Class B Common Stock outstanding (as provided by the Issuer) as of the Event Date.

Mr. Duncan is the President of the Issuer.  He currently owns shares of Class A Common Stock and Class B Common Stock for investment purposes only.  Mr. Duncan will review his investments in Class A Common Stock and Class B Common Stock from time to time and, subject to applicable law and regulation and depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of the Class A Common Stock or Class B Common Stock or other securities related to the Issuer, and other general market and investment conditions, he may determine to (1) acquire additional Class A Common Stock or Class B Common Stock through open market purchases or otherwise; (2) sell Class A Common Stock or Class B Common Stock through open market sales or otherwise; or (3) otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Issuer.  Such transactions may take place at any time and without prior notice,  There can be no assurance, however, that Mr. Duncan will take any such actions.

Except as set forth in the Schedule 13D or this Seventh Amendment, Mr. Duncan has no present plans or proposals which may relate to or would result in any of the following:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those enumerated above.

Item 5                                Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a)           The number and percentage of shares of Class B Common Stock beneficially owned by Mr. Duncan as of the Event Date were 661,863 shares and 20.8%, respectively.

These shares consist of the following:  (1) 655,644 shares of Class B Common Stock to which Mr. Duncan has a pecuniary interest (of which 291,751 shares are pledged as security); and (2) 6,219 shares of Class B Common Stock allocated to Mr. Duncan under the 401(k) Plan.  These shares do not include the following: (1) 8,242 shares of Class B Common Stock held by the Amanda Miller Trust, with respect to which Mr. Duncan has no voting or investment power; or (2) 27,020 shares of Class B Common Stock held by Dani Bowman, Mr. Duncan’s wife, of which Mr. Duncan disclaims beneficial ownership.

(b)           The number of shares of Class B Common Stock as to which the following apply to Mr. Duncan are as follows:  (1) sole power to vote or to direct the vote: 661,863; (2) shared power to vote or to direct the vote: 0; (3) sole power to dispose or to direct the disposition: 661,863; and (4) shared power to dispose or to direct the disposition: 0.

(c)           All transactions in shares of Class B Common Stock by Mr. Duncan during the past 60 days are reflected in Item 4 of this Seventh Amendment.

(d)           Under the terms of the 401(k) Plan, the shares of Class B Common Stock are acquired for the benefit of Mr. Duncan, and any dividends that might be issued would be held by the 401(k) Plan for the benefit of Mr. Duncan.  The Issuer’s existing bank loan agreements and other debt instruments contain provisions that prohibit the payment of certain dividends.

(e)           Not Applicable.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The text of Item 6 of the Schedule 13D is amended and supplemented to include the following at the end of such Item 6:

The Voting Agreement expired on or before June 7, 2001.

As stated in Item 4 above, Mr. Duncan entered into the Share Exchange Agreement with Mr. Walp pursuant to which, effective as of the Event Date, Mr. Duncan conveyed 201,893 shares of Class A Common Stock to Mr. Walp in exchange for 201,893 shares of Class B Common Stock from Mr. Walp.

Item 7.  Material to be Filed as Exhibits

No revisions.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 16, 2010
Date

/s/ Ronald A. Duncan
Signature

Ronald A. Duncan
Name / Title